February 19, 2020
Via EDGAR Transmission

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549
Attention:    Blaise Rhodes
Office of Trade & Services

Re:    Universal Corporation
Form 10-K for Fiscal Year Ended March 31, 2019
Form 10-Q for Fiscal Quarter Ended December 31, 2019
Form 8-K Filed February 4, 2020
File Number 001-00652
Dear Mr. Rhodes,
Per my telephone conversation with you on February 19, 2020, on behalf of Universal Corporation (the “Company”), I am writing to formally request an extension to respond to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission’s comment letter dated February 12, 2020, regarding the Staff’s comments to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2019.
We respectfully request an extension to respond no later than March 6, 2020.
Please direct any further questions or comments you may have regarding this request to the undersigned at (804) 254-8667.
Sincerely,

/s/ Johan Kroner
Johan Kroner
Senior Vice President and Chief Financial Officer